Exhibit 4.1
TIME-BASED RESTRICTED STOCK AWARD AGREEMENT
AWARD AGREEMENT (this “Agreement”), by and between Daniel J. Crowley (the “Participant”) and Triumph Group, Inc. (the “Company”), dated as of April 1, 2016.
WHEREAS, the Participant commenced employment with the Company as its President and Chief Executive Officer effective January 4, 2016 (the “Start Date”);
WHEREAS, the Employment Agreement by and between the Company and the Participant, dated as of the date hereof (the “Employment Agreement”) provides for the grant of the Initial Time-Based Restricted Stock Award (as defined in the Employment Agreement) and the Time-Based Make-Whole Award (as defined in the Employment Agreement, and, together with the Initial Time-Based Restricted Stock Award, the “Time-Based Awards”); and
WHEREAS, the Company desires to grant the Time-Based Awards, which are intended to constitute “employment inducement awards” within the meaning of Section 303A.08 of the New York Stock Exchange Listed Company Manual, pursuant to the terms of this Agreement.
NOW, THEREFORE, IT IS AGREED, by and between the Company and the Participant, as follows:
1.    Initial Time-Based Restricted Stock Award.
(a)    Grant. Subject to the terms of this Agreement, the Participant is hereby granted the Initial Time-Based Restricted Stock Award in the form of 50,000 restricted Shares.
(b)    Vesting. The Initial Time-Based Restricted Stock Award will vest in four equal installments on each of the first four anniversaries of the Start Date, subject to the Participant’s continued employment with the Company and its affiliates through the applicable vesting date (except as otherwise provided in Section 3).
2.    Time-Based Make-Whole Award.
(a)    Grant. Subject to the terms of this Agreement, the Participant is hereby granted the Time-Based Make-Whole Restricted Stock Award in the form of 39,567 restricted Shares.
(b)    Vesting. The Time-Based Make-Whole Award shall be divided into three segments of 13,189 Shares (each, a “Make-Whole Award Segment”), corresponding to each of the three periods commencing on the Start Date and ending on the fifth anniversary of the Start Date, the sixth anniversary of the Start Date and the seventh anniversary of the Start Date, respectively (each, a “Make-Whole Vesting Period”). Each Make-Whole Award Segment shall vest on the last day of the corresponding Make-Whole

Vesting Period, subject to the Participant’s continued employment with the Company and its Subsidiaries through such date (except as otherwise provided in Section 3).
3.    Termination of Employment. The portion of Initial Time-Based Restricted Stock Award, and each Make-Whole Award Segment, that remains outstanding and unvested as of the Participant’s Termination of Employment will be forfeited as of such date, except that, (a) upon the Participant’s Termination of Employment due to Disability, such award and segments shall be treated in accordance with Section 13 of the Plan and (b) upon a Termination of Employment covered by Section 4(a) of the Employment Agreement, such award and segments shall be treated as follows:
(i)    the Initial Time-Based Restricted Stock Award will become vested in full as of the date of such Termination of Employment; and
(ii)    a portion of each outstanding and unvested Make-Whole Award Segment will become vested as of the date of such Termination of Employment, such portion to equal the number of Shares (rounded to the nearest whole number of Shares) determined by multiplying (1) the total number of Shares subject to such Make-Whole Award Segment by (2) a fraction, the numerator of which is the number of days from the commencement of the applicable Make-Whole Vesting Period through the date of such Termination of Employment and the denominator of which is the total number of days in such Make-Whole Vesting Period.
The vesting provided by Section 4(b) is contingent on the Participant’s timely satisfaction of the release requirements set forth in Section 4(a) of the Employment Agreement, and if the Participant fails to satisfy such requirements, the Participant shall be obligated to promptly repay to the Company the full fair market value (calculated based on the closing price of Shares on the New York Stock Exchange on the date of such Termination of Employment) of the restricted Shares that became vested as of the date of such Termination of Employment pursuant to Section 4(b). In the event that the Employment Period (as defined in the Employment Agreement) expires without renewal prior to the Participant’s Termination of Employment, such Termination of Employment will be deemed (solely for purposes of this Section 3) to be a Termination of Employment covered by Section 4(a) of the Employment Agreement if it is by the Company without Cause or by the Participant for Good Reason (in each case as defined in the Employment Agreement, but disregarding references in such definitions to the Employment Agreement). In such circumstances, the release requirements of Section 4(a) of the Employment Agreement will apply, solely for purposes of this Section 3.

4.    Incidents of Ownership; Transfer Restrictions. Subject to the restrictions set forth in the Plan and this Agreement, the Participant will possess all incidents of ownership of the restricted Shares granted hereunder, including the right to receive dividends with respect to such Shares and the right to vote such Shares; provided, that all dividends paid with respect to the Shares underlying the Time-Based Awards during the Initial Vesting Periods and/or Make-Whole Vesting Periods shall be accumulated and paid to the Participant, if and to the extent that, and at the same time as, such Shares become vested. The restricted Shares granted hereunder, and any interest therein, may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, prior to such Shares becoming earned and vested in accordance with the terms of this Agreement.
5.    Plan Governs. The Time-Based Awards, though not granted pursuant to the Triumph Group, Inc. 2013 Equity and Cash Incentive Plan (the “Plan”), shall, except as set forth in this Agreement, be subject to the terms and provisions of the Plan, which is incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, Section 13 of the Plan shall not apply to the Time-Based Awards other than as expressly contemplated by Section 3(a). All capitalized terms used but not defined herein have the definitions set forth in the Plan.
6.    Nature of Payments. The grant of the Time-Based Awards hereunder is in consideration of services to be performed by the Participant for the Company and constitutes a special incentive payment and the parties agree that it is not to be taken into account in computing the amount of salary or compensation of the Participant for the purposes of determining (i) any pension, retirement, profit-sharing, bonus, life insurance or other benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company, or (ii) any severance or other amounts payable under any other agreement between the Company and the Participant.
7.    Amendments. This Agreement may be amended only by written agreement signed by the Participant and the Company.
[Signature page follows.]

IN WITNESS WHEREOF, the Participant and the Company have executed this Agreement as of the date first above written.

PARTICIPANT

/s/ Daniel J. Crowley
Daniel J. Crowley

TRIUMPH GROUP, INC.

By: /s/ John B. Wright, II
Name: John B. Wright, II
Title: Vice President, General Counsel and
Secretary

[Signature Page to Time-Based Restricted Stock Award Agreement]

4